Mail Stop 3561

July 1, 2008

By Facsimile and U.S. Mail

Mr. H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re: Wal-Mart Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 27, 2007**
> **File No. 1-6991**

Dear Mr. Scott:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Reviewer